October 1, 2013

Mr. Jeffrey P. Riedler
Assistant Director
United States Securities & Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

RE:	Cleveland BioLabs, Inc. Form 10-K Filed March 18, 2013 File No. 001-32954

Dear Mr. Riedler,

On behalf of Cleveland BioLabs Inc. (“CBLI” or the “Company”), we are responding to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 17, 2013 regarding CBLI’s annual report on Form 10-K for the fiscal year ended December 31, 2012, filed with the Commission on March 18, 2013, and CBLI’s letter to the Staff dated August 30, 2013 (the “Initial Response”).

For the Staff’s convenience, CBLI has repeated the Staff’s comments below in bold type, with its responses provided below each comment.

Comment:

We note your response related to the Exclusive License and Option Agreement between CBLI and RPCI dated December 2007, in which you state that you have exercised your option to license certain rights relating to CBL0102. With respect to CBL0102, please provide draft disclosure to be included in your next Form 10-K that states the milestone payments paid to date, aggregate milestone payments to be paid and the royalty rates. If the definitive terms of the CBL0102 agreement negotiated between CBLI and RPCI have been memorialized in a separate written agreement, please file such as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. Alternatively, please provide us with an analysis supporting your determination that the license for certain rights relating to CBL0102 is not material to the company.

Response:

The Company respectfully informs the Staff that the Company exercised its option to license certain rights under its Exclusive License and Option Agreement with RPCI (the “RPCI License”) by amending an exhibit to the license to provide that certain patents would be licensed to the Company under the terms of the RPCI License.  The patents covered by this amendment relate to technology that is not

Securities & Exchange Commission
Division of Corporate Finance
October 1, 2013

material to the Company’s business and, in fact, is no longer actively being pursued by the Company. As a result, the Company does not believe that the amendment and the underlying agreement are material to the Company at this time and does not believe it is appropriate to file the amendment and the RPCI License as an exhibit to its periodic filings. The Company currently intends to remove the statement in its next Form 10-K indicating that it has exercised its right to license certain rights under the RPCI License. If, however, the Company determines in the future that the technology covered by the amendment is material to the Company’s business, it will file both the amendment and the RPCI License as an exhibit to its periodic filings and include in its periodic filings appropriate disclosure of the milestone payments paid to date, aggregate milestone payments to be paid and the royalty rates.

Comment:

We note your response related to the license agreement dated September 2011 between Panacela and RPCI, in which you state that Panacela will owe additional payments when Mobilan, Antimycon, Arkil and Revercom achieve similar development milestones in countries outside of the United States. Please provide draft disclosure to be included in your next Form 10-K that states the aggregate milestone payments to be paid for milestones achieved in countries outside the United States.

Response:

In response to the Staff’s request to provide additional information, CBLI proposes to revise the disclosure included in the applicable paragraph of the Initial Response with the disclosure provided below in italics. The underlined italicized text represents enhanced disclosure to be included in future periodic filings.

As Mobilan, Antimycon, Arkil and Revercom progress through developmental and regulatory milestones in the United States, Panacela will pay RPCI milestone payments of up to an aggregate of approximately $2.5 million if all developmental and regulatory milestones are achieved for each licensed product. Additionally, Panacela will owe additional payments of up to an aggregate of approximately $275,000 for each country outside of the United States where Mobilan, Antimycon, Arkil and Revercom achieve similar development milestones. Panacela has also agreed to pay RPCI up to an aggregate of $1.5 million for each licensed product other than Mobilan, Antimycon, Arkil and Revercom that achieves certain regulatory and development milestones. Through December 31, 2012, Panacela has not made any milestone payments to RPCI related to the above mentioned license agreement.

Comment:

We note your response related to the license agreement between Panacela and CCIA dated September 2011, in which you state that when such milestones are achieved in any other countries the above milestone amounts will be reduced based on the proportion of the pharmaceutical market size of the other countries as compared to the United States. Please provide draft disclosure to be included in your next Form 10-K that states the countries outside the United

Securities & Exchange Commission
Division of Corporate Finance
October 1, 2013

States in which development of the Panacela compounds may occur under the CCIA license and for which Panacela could owe milestone amounts.

Response:

In response to the Staff’s request to provide additional information, CBLI proposes to revise the disclosure included in the applicable paragraph of the Initial Response with the disclosure provided below in italics. The underlined italicized text represents enhanced disclosure to be included in future periodic filings.

In September 2011, Panacela entered into an agreement with Children's Cancer Institute Australia (“CCIA”) to exclusively license certain rights to our Antimycon technology. Under this agreement, Panacela has the right to exclusively license any inventions developed by CCIA relating to the Panacela compounds. Under the license agreement, Panacela has agreed to make aggregate milestone payments of up to approximately $6.5 million for each licensed product that achieves certain developmental and regulatory milestones in the United States. Where the licensed product is jointly owned by Panacela and CCIA, the above milestone amounts will be reduced by 50%.  Further, when such milestones are achieved in any other countries in the world the above milestone amounts will be reduced based on the proportion of the pharmaceutical market size of the other countries as compared to the United States, with the maximum amount of each milestone payment being the amount due for the United States. Any milestone payments made to CCIA may be credited against future royalties owed to CCIA under the license agreement. Through December 31, 2012, Panacela had not made any milestone payments to CCIA related to the license agreement.

In connection with this response, CBLI acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

After you have had an opportunity to review the above responses to your comments, please call me at (716) 849-6810 to discuss any further questions or comments you might have concerning CBLI's responses.

Very truly yours,

/s/ Yakov Kogan
Yakov Kogan, Ph.D., MBA
Chief Executive Officer
Cleveland BioLabs, Inc.

Securities & Exchange Commission
Division of Corporate Finance
October 1, 2013

cc:

Mr. Matthew Jones, Division of Corporation Finance, Securities and Exchange Commission
Mr. Daniel Greenspan, Division of Corporation Finance, Securities and Exchange Commission
Mr. C. Neil Lyons, Cleveland BioLabs, Inc.
Ms. Leah Brownlee, Cleveland BioLabs, Inc.
Mr. William Smith, Meaden & Moore LLP